Exhibit 16.1
August 19, 2025

Securities and Exchange Commission
Washington, D.C.20549

Ladies and Gentlemen:

We are currently principal accountants for RREEF Property Trust, Inc. and, under the date of March 13, 2025, we reported on the consolidated financial statements of RREEF Property Trust, Inc. as of and for the years ended December 31, 2024 and 2023. On August 13, 2025, we informed the Company that we decline to stand for re-election upon completion of the audit of the Company’s consolidated financial statements for the year ended December 31, 2025.

We have read RREEF Property Trust, Inc.’s statements included under Item 4.01 of its Form 8-K dated August 19, 2025, and we agree with such statements except we are not in a position to agree or disagree with any of the Company’s statements in the final paragraph of the Item.

Very truly yours,

/s/ KPMG LLP